September 26, 2024

Joyce Lee Jue Hui
Chief Executive Officer
Fitness Champs Holdings Limited
7030 Ang Mo Kio
Avenue 5, #04-48
NorthStar@AMK
Singapore 569880

       Re: Fitness Champs Holdings Limited
           Registration Statement on Form F-1
           Filed September 9, 2024
           File No. 333-282016
Dear Joyce Lee Jue Hui:

       We have reviewed your registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
Presentation of Financial Information, page 2

1. We note your disclosure regarding your intention to amend your memorandum of association to effect a 1:200 forward stock split and the accompanying surrender of shares by your current shareholders. Please expand your disclosure to discuss whether the shareholders will receive any consideration for these surrenders or if there are any agreements or arrangements in place under which they will surrender the shares.
Capitalization, page 34

2. Your disclosure says the table sets forth your capitalization on a pro forma as adjusted basis to reflect the issuance and sale of 2,000,000 Ordinary Shares in this offering. On page 12 you disclose that you are offering 1,500,000 Ordinary Shares and the Selling
       Shareholders are offering 500,000 Ordinary Shares. It does not appear that the shares
 September 26, 2024
Page 2

       offered by the selling shareholders would impact your capitalization considering the shares are already outstanding and you will not receive any of the proceeds. Please advise or make any necessary corrections.
Principal and Selling Shareholders, page 107

3. We note your disclosure in the footnotes to the provided table that "Ms. Lee does not hold any Shares individually." To provide additional context to investors, please revise your disclosure to clearly indicate whether Ms. Lee is the beneficial owner of the shares held by Big Treasure. Refer to General Instruction F to Form 20-F.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Patrick Kuhn at 202-551-3308 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact
Alyssa Wall at 202-551-8106 or Taylor Beech at 202-551-4515 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   David Ficksman